Vonage Holdings Corp.

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement

No. 333-131659

May 25, 2006

On May 23, 2006, the initial public offering (IPO) price for Vonage’s common stock was set at $17.00 per share. This message is being sent to inform you that, if you were allocated shares of Vonage common stock for purchase in the Vonage Customer Directed Share Program, full payment for your shares is due by May 30, 2006.

If you were not allocated shares of Vonage common stock for purchase in the Vonage Customer Directed Share Program or if you were allocated shares and have already submitted full payment to the financial institution at which you opened a limited purpose brokerage account, you may disregard this email.

Otherwise, please go to the Vonage Customer Directed Share Program website and login to learn the number of shares, if any, you have been allocated and for instructions for paying for those shares. To access the login page for the website, click on the Internet address below or copy and paste it into your browser.

www.vonageipo.com

Please click here to open the current prospectus, which is located at:

http://www.sec.gov/Archives/edgar/data/1272830/000104746906007592/a2170744z424b4.htm

Vonage Holdings Corp. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Vonage Holdings Corp. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-866-869-5224.